Frisco Bay Indusstries Ltd.
Common Shares
358751105
January 31, 2004


CUSIP 358751105
1. Sprott Asset Management Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 0

6. n/a

7. 0

8. n/a

9. n/a

10. n/a

11. n/a

12. BD


Item 1
(a) Frisco Bay Industries
(b) 160 Graveline Street
    St Laurent, PQ H4t 1R7
    Canada

Item 2
(a) Sprott Asset Management Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 358751105

Item 3
n/a

Item 4
(a) n/a
(b) n/a
(c) (i) n/a
    (ii) n/a
    (iii) n/a
    (iv)  n/a

Item 5
Yes, ceased to hold more than five percent of the class of securities.

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 11
February 10, 2003
Neal Nenadovic
Chief Financial Officer